Exhibit 99.1

May 23, 2014

Buenos Aires

BANCO DE GALICIA Y BUENOS AIRES S.A.

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that on May 21, 2014, the shareholders of Tarjetas del Mar S.A., a subsidiary of Banco de Galicia, resolved at the Extraordinary Shareholders’ Meeting to increase the capital stock of Tarjetas del Mar S.A. by the amount of Ps. 31,919,750. The increased capital was fully subscribed to by Sociedad Anónima Importadora y Exportadora de la Patagonia.

After the increase in capital stock, the capital stock of Tarjetas del Mar S.A. is held as follows: Banco de Galicia y Buenos Aires S.A. 58.8%, Compañía Financiera Argentina S.A. 1.2% and Sociedad Anónima Importadora y Exportadora de la Patagonia 40%.

Yours sincerely,

Patricia Lastiry
Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.